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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION              1-584
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        315405100

                          NOTIFICATION OF LATE FILING

(Check One)  X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR
            __ Form N-CSR

                 For Period Ended: December 31, 2004

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

  READ INSTRUCTION (on back page) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

FERRO CORPORATION
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Full Name of Registrant


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Former Name if Applicable

1000 LAKESIDE AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)

CLEVELAND, OHIO 44114
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X   |  (a)     The reasons described in reasonable detail in Part III of this
      |          form could not be eliminated without unreasonable effort or
      |          expense;
      |
      |  (b)     The subject annual report, semi-annual report, transition
      |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR,
      |          or portion thereof, will be filed on or before the fifteenth
      |          calendar day following the prescribed due date; or the subject
      |          quarterly report of transition report on Form 10-Q, or portion
      |          thereof will be filed on or before the fifth calendar day
      |          following the prescribed due date; and
      |
      |  (c)     The accountant's statement or other exhibit required by Rule
      |          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.


         In its current report on Form 8-K dated January 18, 2005, the Company announced it would be restating certain previously filed information, including its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004 and its annual report on Form 10-K for the fiscal year ended December 31, 2003. In its current report on Form 8-K dated March 11, 2005, the Company announced that it expects to report the final investigation findings in the near future. Accordingly, the Company will not file its Annual Report on Form 10-K by the deadline specified by the Commission, but it is endeavoring to complete the restatement process and will file the amended forms as soon as is practicable. However, because the restated information has not been filed, the Company has not yet filed its quarterly report on Form 10-Q for the fiscal periods ended June 30, 2004 and September 30, 2004. Until that information is filed, the Company is unable to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2004.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Thomas M. Gannon              (216)                641-8580
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
         __ Yes   X  No

         1. The quarterly report on Form 10-Q for the period ended June 30, 2004.

         2. The quarterly report on Form 10-Q for the period ended September 30, 2004.


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


         The Company anticipates that the results of operations reported in the Form 10-K for the fiscal year ended December 31, 2004, will be significantly different from the results reported in the Company's 2003 Form 10-K and that the restated results for the year ended December 31, 2003, that will be stated in the 2004 Form 10-K will be significantly different from the results previously reported in the 2003 Form 10-K. At this time, however, pending completion of the independent investigation and ongoing restatement process described above in Part III, the Company cannot quantify with certainty the extent and nature of those differences.

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                               FERRO CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 16, 2005                By /s/ Thomas M. Gannon
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                                      Thomas M. Gannon
                                      Vice President and Chief Financial Officer